Via Facsimile and U.S. Mail
Mail Stop 4720

October 1, 2009

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: **Lincoln National Corporation**
     Form 10-Q for the Quarter Ended June 30, 2009
     Form 8-K filed July 10, 2009
     Form 8-K filed August 19, 2009
     File No. 1-06028

Dear Mr. Crawford:

    We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2009

Consolidated Statements of Cash Flows, page 4

1. You disclose the increase in payables for collateral under securities loaned and derivatives in one line item. Based on the significance of the collateral posted under these arrangements and the unrelated nature of these activities please disclose the increase (decrease) in payables for collateral under securities loaned

in one line item and the increase (decrease) in payable for collateral related to derivative transactions in another line item.

2. Please tell us the factors that you considered in classifying collateral received or posted on your derivative transactions as investing cash flows since it appears that many of your derivatives transactions appear to be related to your annuity and life insurance operations. Please also tell us how you classified collateral posted on credit default swap transactions in your statements of cash flows.

Note 5. Investments, page 14

3. The last paragraph of your disclosure on page 17 states "To the extent that the security has already been impaired…no impairment is required." Please revise to clarify what you mean by this statement. If a subsequent impairment analysis indicates that the principal of a particular security will not be realized, an additional impairment should be recognized regardless of any prior impairment.

4. Please revise your disclosure with regards to the methodology and significant inputs, by security type, which you use to determine the amount of credit loss on page 21 to quantify the significant inputs used to measure the amount of your credit losses. Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

5. You disclose unrealized investment losses of $542 million on commercial mortgage-backed securities, $509 million on hybrid and redeemable preferred securities and $381 million on corporate loan obligations. Please disclose why you did not recognize other-than-temporary-impairment losses given the significance of the declines in the market values of these securities. Please refer to paragraph 38 of FSP FAS 115-2 and FAS 124-2.

6. Refer to the table of changes in the amount of credit loss of OTTIs recognized in net income (loss) where the portion related to other factors was recognized in OCI.

   - You disclose credit losses on securities for which an other-than-temporary-impairment was not previously recognized of $95 million for the six months ended June 30, 2009 ($72 million recognized during the quarter ended March 31, 2009 and $23 million in the quarter ended June 30, 2009). Please disclose the factors that contributed to these credit losses that had not been previously recognized, including changes in assumptions or performance indicators of the underlying assets.

   - With respect to the $132 million balance as of June 30, 2009, disclose the amount of unrealized losses and fair value for the securities related to this amount by security type. Also, disclose where in the financial statements the portion of losses not recognized to income is recorded. Refer to paragraph 37 of FSP FAS 115-2 and FAS 124-2.

Alternative Investments, page 134

7. You state that annually during the second quarter you receive audited financial statements for your alternative investment partnerships for the preceding calendar year and recognize adjustments to the extent that the audited equity amount of the investee differs from the equity amount you reported in prior quarters. Accordingly, for the second quarter of 2009 you recorded $57 million in losses attributable to audit adjustments to investment partnerships' 2008 financial statements. Please disclose the following or tell us where you have provided this disclosure and provide a cross reference to the discussion:

- the information you receive from your partnerships to record equity in the investment partnerships for each period and how you verify the accuracy of the information prior to the receipt of audited financial statements; and
- the amount and nature of the adjustments by partnership made in the 2009, 2008, 2007.

Please provide us your analysis of FAS 154 as to why these adjustments are appropriately recorded in 2009.

Form 8-K filed July 10, 2009

8. You disclose that on July 9, 2009 you filed Articles of Amendment with the Indiana Secretary of State for the purpose of amending your Restated Articles of Incorporation to establish the designations, preferences, limitations and relative rights of your Fixed Rate Cumulative Perpetual Preferred Stock, Series B. Pursuant to Section 5 of Article II of your Restated Articled of Incorporation, you "shall not, without the approval of the holders of at least two-thirds of the Preferred Stock at the time outstanding, voting as a class: (a) Amend these Articles of Incorporation to create or authorize any kind of stock ranking prior to or on a parity with the Preferred Stock with respect to payment of dividends or distribution on dissolution, liquidation or winding up, or create or authorize any security convertible into shares of stock of any such kind." On Schedule B of Letter Agreement filed as Exhibit 10.1 you state that there were 11,557 shares of Cumulative Convertible Preferred Stock Series A outstanding as of June 30, 2009. In this Form 8-K you also disclose that your Fixed Rate Cumulative Perpetual Preferred Stock, Series B ranks pari passu with your outstanding preferred stock. From your filings to date with the Commission, it does not appear that you have sought or received the consent of at least two-thirds of the outstanding holders of your Cumulative Convertible Preferred Stock Series A stock. Please provide us

with evidence to support that you received the consent of at least two-thirds of the outstanding holders of your Cumulative Convertible Preferred Stock Series A stock and provide a detailed analysis which supports your apparent conclusion that you are not required to file such consent. Alternatively, please provide a detailed analysis which supports your apparent conclusion that the consent of at least two-thirds of the outstanding holders of your Cumulative Convertible Preferred Stock Series A stock is not required.

Form 8-K filed August 19, 2009

9. Please amend your Form 8-K to provide a brief description of the specific terms and conditions of Mr. Coyne's modified compensation arrangement. In addition, please disclose whether Mr. Coyne will receive compensation under this arrangement other than the approximately $2.208 million in salary for the remainder of the year. See Item 502(e) of Form 8-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comments nine and ten. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant